Como Audio, LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

Como Audio, LLC

TABLE OF CONTENTS



To the Member of
Como Audio, LLC
Boston, Massachusetts

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Como Audio, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and comprehensive income/(loss), changes in member's equity/(deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC
Denver, Colorado
March 7, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

COMO AUDIO, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 121,999	$ 28,744
Accounts receivable	238,627	246,420
Other receivable	47,307	147,230
Inventory	1,660,035	1,593,767
Inventory in-transit	107,237	-
Prepaid expense	2,339	-
Deposits	32,002	-
Total Current Assets	2,209,546	2,016,161
Non-Current Assets:		
Property and equipment, net	84,013	125,934
Intangibles, net	-	1,368
Total Non-Current Assets	84,013	127,302
TOTAL ASSETS	$ 2,293,559	$ 2,143,463
LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 235,713	$ 740,683
Accrued expenses	8,030	10,510
Accrued interest payable	9,646	3,715
Sales tax payable	16,227	1,248
Deferred revenue	8,742	11,214
Due to related party, current portion	1,192,922	-
Other liabilities	10,000	-
Total Current Liabilities	1,481,280	767,370
Long-Term Liabilities:		
Due to related party, net of current portion	3,000,000	2,924,362
Notes payable	750,000	250,000
Total Long-Term Liabilities	3,750,000	3,174,362
Total Liabilities	5,231,280	3,941,732
Member's Equity/(Deficit):	(2,937,721)	(1,798,269)
TOTAL LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)	$ 2,293,559	$ 2,143,463

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

COMO AUDIO, LLC
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Sales, net	$ 1,943,802	$ 1,831,076
Cost of goods sold	(1,054,818)	(840,608)
Gross profit	888,984	990,468
Operating Expenses:		
General & administrative	1,246,907	1,188,165
Sales & marketing	668,444	655,859
Research & development	39,620	76,664
Total Operating Expenses	1,954,971	1,920,689
Loss from operations	(1,065,987)	(930,221)
Other Income/(Expense):		
Interest expense	(25,000)	(3,720)
Interest income	4	16
Total Other Income/(Expense)	(24,996)	(3,704)
Provision for income taxes	-	-
Net Loss	$ (1,090,983)	$ (933,925)
Other Comprehensive Income/(Loss):		
Foreign currency translation gain/(loss)	(48,469)	320
Total Comprehensive Loss	$ (1,139,452)	$ (933,605)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

COMO AUDIO, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2018 and 2017

	Total Member's Equity/(Deficit)
Balance at December 31, 2016	$ (864,664)
Other comprehensive gain/(loss)	320
Net loss	(933,925)
Balance at December 31, 2017	(1,798,269)
Other comprehensive gain/(loss)	(48,469)
Net loss	(1,090,983)
Balance at December 31, 2018	$ (2,937,721)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

COMO AUDIO, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (1,090,983)	$ (933,925)
Adjustments to reconcile net loss to net cash used in		
by operating activities:		
Depreciation	65,272	50,503
Write-off of intangible asset	1,368	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	7,793	(112,746)
(Increase)/Decrease in other receivable	99,923	(142,960)
(Increase)/Decrease in inventory	(66,268)	(926,769)
(Increase)/Decrease in inventory in-transit	(107,237)	-
(Increase)/Decrease in prepaid expense	(2,339)	-
(Increase)/Decrease in deposits	(32,002)	-
Increase/(Decrease) in accounts payable	(504,971)	643,055
Increase/(Decrease) in accrued expenses	(2,480)	(1,740)
Increase/(Decrease) in accrued interest payable	5,931	3,715
Increase/(Decrease) in sales tax payable	14,979	316
Increase/(Decrease) in deferred revenue	(2,472)	11,214
Increase/(Decrease) in other liabilities	10,000	-
Net Cash Used in Operating Activities	(1,603,486)	(1,409,337)
Cash Flows From Investing Activities		
Purchase of property and equipment	(23,350)	(79,700)
Net Cash Used in Investing Activities	(23,350)	(79,700)
Cash Flows From Financing Activities		
Advance from related party	1,268,560	1,259,529
Proceeds from note payable	500,000	250,000
Net Cash Provided by Financing Activities	1,768,560	1,509,529
Foreign currency translation gain/(loss)	(48,469)	320
Net Change In Cash	93,255	20,812
Cash at Beginning of Period	28,744	7,932
Cash at End of Period	$ 121,999	$ 28,744
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 19,069	$ 5
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

COMO AUDIO, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Como Audio, LLC (the "Company"), is a limited liability company organized February 1, 2016 under the laws of Delaware. The Company offers high fidelity smart speaker music systems and other high performance electronic products to consumers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018, and 2017, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried receivables of $238,627 and $246,420, respectively and no allowances against such.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $1,660,035 and $1,593,767 as of December 31, 2018 and 2017, respectively, consisted of finished goods held for sale. The Company evaluates its inventory for impairment and obsolescence based on future demand, market condition sales history, changes in product demand, global and regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations.

Inventory In-Transit

Inventory that is in production or in the shipping process is recorded on an accrual basis at invoiced costs. As of December 31, 2018 and 2017, the Company recognized $107,237 and $0 of such inventory, respectively.

Property and Equipment and Intangible Assets

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 5-7 years for the Company's equipment. The Company also capitalizes patent, copyright, and trademark filing costs and related legal expenses when management perceives a future economic benefit. The Company amortizes such costs on a straight-line basis. Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2018 and 2017, no property and equipment have been impaired.

As of December 31, 2018 and 2017, property and equipment consisted of the following:

	2018	2017
Tooling	$ 215,558	$ 192,207
Less: Accumulated depreciation	(131,545)	(66,273)
Property and equipment, net	$ 84,013	$ 125,934

Depreciation totaled $65,272 and $50,503 for the years ended December 31, 2018 and 2017, respectively.

As of December 31, 2018 and 2017, intangible assets consisted of the following:

	2018	2017
Trademark	$ -	$ 1,368
Less: Accumulated amortization	-	-
Intangible asset, net	$ -	$ 1,368

No amortization expense has been recorded as of December 31, 2017 as the period of benefit to the Company's intangible assets has not yet commenced. In 2018, the trademark was written off.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues and amounted to $8,742 and $11,214 as of December 31, 2018 and 2017, respectively.

Costs of Goods Sold and Sales Expense

Costs of goods sold includes product costs, freight-in, duties, and depreciation on tooling/equipment.

Shipping costs of $80,162 and $76,018 for the years ended December 31, 2018 and 2017, respectively, are recorded to sales expense in the statement of operations.

The Company's policy is to expense any platform and merchant fees to sales expense in the statement of operations, which totaled $100,871 and $92,379 for the years ended December 31, 2018 and 2017, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $39,620 and $76,664 for the years ended December 31, 2018 and 2017, respectively.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,090,983 and $933,925 for the years ended December 31, 2018 and 2017, respectively, incurred negative cash flows from operating activities for the years ended December 31, 2018 and 2017, and has a member's deficit of $2,937,721 and $1,798,269 as of December 31, 2018 and 2017, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

COMO AUDIO, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 4: NOTES PAYABLE

On September 15, 2017, the Company issued a promissory note to an outside investor for $250,000. The note bears interest at 5% per annum. The note is payable in full on December 31, 2019, its maturity date. Commencing in January 1, 2018, and continuing on the first day of each calendar quarter thereafter, the Company shall pay the lender the accrued interest.

On April 1, 2018, June 18, 2018, and September 18, 2018, the Company issued additional promissory notes with the same outside investor discussed for $250,000, $150,000, and $100,000, respectively. The notes bear interest at 5% per annum. The notes are all payable in full on December 31, 2019, the maturity date.

In the event of an equity-type financing from non-affiliated third-party investor(s) that exceeds $1 million in cash, the notes' principal and accrued interest will convert into such financing with similar terms and conditions. If there is no equity offering before the maturity date, the borrower may elect to convert the notes and accrued interests into LLC equity interest based on the proportion of member's cumulative cash investment multiplied by 1.5.

The investor has agreed to defer the maturity of all the notes until March 31, 2020 and effective October 1, 2018, the lender agreed to defer interest payments until maturity.

The outstanding balance of the notes as of December 31, 2018 and 2017 was $750,000 and $250,000, respectively. Interest expense on these loans totaled $25,000 and $3,715 for the years ended December 31, 2018 and 2017, respectively. Interest paid on this loan totaled $19,069 and $0 for the years ended December 31, 2018 and 2017, respectively. Accrued and unpaid interest was $9,646 and $3,715 as of December 31, 2018 and 2017, respectively.

NOTE 5: MEMBER'S EQUITY/(DEFICIT)

The Company is 100% owned by its managing member, denominated as 1,000,000 membership units.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: DUE TO RELATED PARTY

In the normal course of business, the Company's CEO has advanced funds to the Company to satisfy cash flow needs. These advances do not bear interest. The amounts due from the Company to the CEO as of December 31, 2018 and 2017 were $4,192,922 and $2,924,362, respectively. In 2017, the Company has classified these liabilities as long-term as the lender does not intend collection of any portion of the balances within one year of December 31, 2017. These loans bear no interest and are considered payable on demand.

In 2018, the Company has classified $3,000,000 of these liabilities as long-term while the excess of $3,000,000 as short-term as the lender has the intention to raise capital, and convert up to $3,000,000 in the conversion.

COMO AUDIO, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Conversion to Corporation

On March 1, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Como Audio, LLC to Como Audio, Inc. The Company authorized 10,000,000 shares of $0.0001 par value common stock and 5,000,000 shares of $0.0001 par value preferred stock. All membership interests in Como Audio, LLC were converted into 4,000,000 shares of common stock in Como Audio, Inc.

Management's Evaluation

Management has evaluated subsequent events through March 7, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.